

Mail Stop 3720

October 9, 2008

Mr. Mario Cesar Pereira de Araujo
Chief Executive Officer
TIM Participações S.A.
Avenida das Americas, 3.434-7° andar
22640-102 Rio de Janiero, RJ, Brazil

> **Re**: **TIM Participações S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed June 3, 2008**
> **File No. 1-14491**

Dear Mr. De Araujo:

     We have reviewed your supplemental response letter dated September 24, 2008 as well as your filing and have the following comments.

Form 20-F for Fiscal Year Ended December 31, 2007

39. Reconciliation between Brazilian GAAP and US GAAP, page F-74

j. Handset discounts, page F-91

1.   We note your response to prior comment 2. It is still unclear to us how you have accounted for the handset discount arrangement under US GAAP. Please clarify your accounting for this arrangement and describe in more detail the differences that generated adjustment "j" in your reconciliation to US GAAP. It may be helpful to provide us with an illustrative example of your accounting for a typical arrangement involving a handset discount under both US GAAP and Brazilian GAAP.

40. Additional disclosures required by US GAAP, page F-99

c. Statements of cash flows, page F-104

2.	We note your response to prior comment 4. Explain for us why you have reflected the cash capital increases as one line item within the financing section of the cash flow statement. Tell us what types of activities are included within this line item. Does this amount represent the net of cash inflows and outflows associated with activities at TIM Celular during 2005?

3.	We note your response to prior comment 5. Please tell us how the amounts of the judicial deposits are determined and their relationship, if any, to the amount of the liability that you have recorded for these contingencies. In addition, tell us what you mean by your statement that the balances are updated according to the indexes related to each type of contingency.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Advisor, at (202) 551-3576 or Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director